PRICE ASSET MANAGEMENT

General Partner of the Price Fund I, LP

November 14, 2007

Jennifer Monick

Staff Accountant

Division of Corporation Finance

U.S. Securities Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	The Price Fund I, L.P.
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed April 2, 2007
File No. 333-74176

Dear Ms. Monick:

I am replying to your October 31, 2007 containing comments to the Form 10-K filing above-referenced. Set forth below in sequence are our responses to each of the comments you raised.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 10

1.	We note you discuss your results of operations for 2006 only. Please tell us how you have complied with Item 303 of Regulation S-K, or tell us why you believe it was not necessary to discuss your results of operations for 2005 and 2004.

RESPONSE: The instructions to paragraph 303(a) of Regulation S-K provide in pertinent part “Generally, the discussion [and analysis of financial condition] shall cover the three year period covered by the financial statements and shall use year-to-year comparisons for any other formats that in the registrant’s judgment enhance the reader’s understanding.” The instructions go on to state that “The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.”

PRICE ASSET MANAGEMENT

General Partner of the Price Fund I, LP

The Price Fund I, L.P. (“Registrant”) is a limited partnership whose business consists of the speculative trading of a diversified portfolio of commodity futures contracts by multi trading managers. Unlike a more traditional business such as manufacturing or retailing, profitability of the Registrant depends upon the multitude of fundamental and technical factors which contribute to the pricing of the futures contracts which the Registrant trades through its various managers. As described in the registration statement for the Registrant, “past performance of the trading advisors is not necessarily indicative of future results for such advisors or the partnership.” In fact, changing market conditions and differences in the compensation of the trading advisors which the Registrant engages makes period-to-period and certainly year-to-year comparisons essentially meaningless. The profit (or loss) which the Registrant produces for any given period of time likely has no correlation to subsequent profitability and consequently discussion concerning prior period results have little or no bearing on subsequent results.

It is our belief therefore that such prior period discussions not only do not enhance a reader’s understanding of the year to year returns, but in fact may complicate such understanding by creating the false impression that a positive correlation exists. Stated somewhat differently, other than asserting the fact that operations for one year have little or no bearing on subsequent performance results, any statements regarding prior periods are not meaningful to an understanding of the performance shown for the current year. We have noted other similar investment vehicles which have included only the briefest of prior year discussions presumably in an attempt to reduce the overall length of the Form 10-K filing and thereby improve its accessibility to readers. Rather than include such a summary compilation for calendar years 2005 and 2004, the Registrant choose to include a more detailed discussion of the results for the year 2006. The results from prior periods have been disclosed in previous Form 10-Q and Form 10-K filings made with the Commission, and the Registrant certainly is willing to file an amended 10-K report for 2006 restating those prior discussions. Please advise us if you would like such an amended filing to be made.

Financial Statements

2. We note that you do not discuss the increase in professional fees. Please tell us how you have complied with Item 303 of Regulation S-K, or tell us why you believe it was not necessary to discuss this increase

PRICE ASSET MANAGEMENT

General Partner of the Price Fund I, LP

RESPONSE: These expenses were ordinary business expenses. Management will include discussions on the fluctuations and/or increase of these expenses in future filings.

Notes to the Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 25

3. We note you do not disclose your valuation policy for short-term investments. Please tell us how you have complied with APB 22, or tell us why you believe it was not necessary to disclose this information.

RESPONSE: Please refer to Note 1 of the Financial Statements (page 25) under the paragraph tiled “Revenue Recognition”. The last paragraph states, “Short-term instruments include US Government obligations and Government Sponsored Enterprises which are carried at market value.”

Exhibits

4.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).

RESPONSE: Any deviations from the text of disclosure requirements under Exchange Act Rules 13(a)-14(a) and 15(d)-14(a) were unintential and reflect the format used by the Registrant in prior filings. The Registrant will amend its internal procedures to reflect the form of certifications noted in your comment in our future filings.

Feel free to contact me with any comment or additional questions you may have once you have had an opportunity to review the foregoing items.

Sincerely,

/s/ Allen D. Goodman
Allen D. Goodman
CFO, Price Asset Management